November 6, 2024

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

       Re: Webus International Ltd.
           Amendment No. 8 to Registration Statement on Form F-1
           Filed October 21, 2024
           File No. 333-269684
Dear Zheng Nan:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1
Item 9. Undertakings, page II-2

1. Please revise your registration statement to include the undertakings required by Item
       512(a).
General

2. We note your disclosure on page Alt-2 that your selling shareholders may sell their securities by any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to the undertaking required by Item 512(a)(1)(iii) of Regulation S-
       K.
 November 6, 2024
Page 2

      Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796, or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-
3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Fang Liu. Esq.